Exhibit 99.140

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD COMMENCES DRILL PROGRAM ON GOLD RIVER TREND,

THE COMPANY’S THIRD MAJOR TIMMINS WEST TARGET

•                 Program to target Gold River Trend branch fault of the main Destor Porcupine Fault, located on the south side of Timmins West area.

•                 Exploration drilling to focus on expansion of previously defined near surface zones, including 18.50 gpt over 5.00 metres, 13.64 gpt over 8.20 metres, 11.15 gpt over 7.30 metres, 9.60 gpt over 6.80 metres, and extensions to depth highlighted by 1.03 gpt over 118.20 metres, including 8.64 gpt over 1.00 metre, 7.98 gpt over 1.00 metres and 5.72 gpt over 5.00 metres. Potential for both narrow high grade and wider bulk style mineralized zones.

•                 One drill mobilized to Gold River East Zone, two additional drills to be added by end of February, 20,000 metres of drilling planned in 2010.

Toronto, Ontario (February 12, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced the launch of the 2010 drill program on the Company’s third prospective target on its 130 square kilometre Timmins West Gold Mine Complex. The Company is mobilizing three drills to the Thorne Property to test the Gold River Trend, an east-west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin. The Gold River Trend is interpreted as a branch fault from the Destor Porcupine Fault with broad similarities to the Dome Fault, a major ore control of the historic Dome Mine.

The Gold River Trend varies from 50 to 200 metres in width and is dominated by strongly sheared and hydrothermally altered sedimentary and volcanic rocks which have been intruded by lenses of porphyry. Work to date indicates that at least 15 different zones of gold mineralization exist with potential for being defined as narrow high grade or wide bulk resources. In most cases the mineralization is closely associated with pyrite-arsenopyrite-ankerite-quartz veins.

Past drilling on the Gold River Trend has largely been focused on shallow targets, above 300 metres, leaving open the possibility for outlining both near surface and underground resources extending to depth. Limited previous drilling of deeper targets has highlighted the potential for depth extension, with Hole GW-09-54 intersecting 1.03 gpt over 118.20 metres, including 8.64 gpt over 1.00 metre, 7.98 gpt over 1.00 metre and 5.72 gpt over 5.00 metres at a downhole depth of 638 metres .

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very enthused about the potential of the Timmins West area and the Gold River Trend, and believe that a large syncline underlies the area, similar in nature to the Porcupine Syncline, which hosts the historic Timmins mines, including the Hollinger, McIntyre and Dome. The Gold River Trend has many similarities to the Dome Fault (a major ore control of the Dome Mine deposit) and the fact that historic work has outlined extensive near surface alteration and gold mineralization over a 2.5 kilometre distance, which can be expanded, demonstrates the highly prospective nature of this area.

“We plan to explore extensively at the Thorne Property, as well as at the 144 Zone, which is located south-west of Thunder Creek. We have also entered into a binding agreement to acquire five additional claims along the Gold River Trend, which emphasizes our commitment to this area as the next target of growth for Lake Shore Gold.”

The majority of known mineralization defined to date is related to three main areas: North Porphyry, Gold River East and Gold River West where multiple lenses of higher grade mineralization occur in close proximity to each other.

The North Porphyry and Gold River East areas cover a combined strike length of approximately 500 metres on the east part of the trend and the West Zone a strike length of approximately 300 metres on the west end of the trend. The zones are defined by results from drill programs led by Band-Ore Resources Ltd. (“Band-Ore”) in the mid-to-late 1990’s and by West Timmins Mining Inc. (“West Timmins”) in 2009. Recent work on the property by West Timmins tested the lower portions of both the Gold River East and West zones and indicated that the width and strength of alteration remains strong and wide to depth with several significant intercepts confirming results obtained by Band-Ore. Significant past results in the Gold River East area by Band-Ore include 9.60 gpt over 6.80 metres and 98.30 gpt over 1.20 metres in TH97-193 and 18.50 gpt over 5.00 metres, including 73.44 gpt over 1.00 metre, in TH97-158. Recent results by West Timmins in the same vicinity obtained 13.64 gpt over 8.20 metres in GS09-31 (see press release issued by West Timmins on May 12, 2009 — available at www.lsgold.com, “Other TW Properties”) and 11.15 gpt over 7.30 metres in GS09-35 (see press releases issued by West Timmins on July 9, 2009 — available at www.lsgold.com, “Other TW Properties”). Significant recent results from the Gold River West area include an intercept of 1.03 gpt over 118.20 metres, including 8.64 gpt over 1.00 metre, 7.98 gpt over 1.00 metre and 5.72 gpt over 5.00 metres, at a downhole depth of 638 metres in GW-09-54 (see press release issued by West Timmins on November 4, 2009 - available at www.lsgold.com, “Other TW Properties”).

Past resource estimates at the Thorne Property include a National Instrument (“NI”) 43-101 compliant inferred resource for the Gold River Zone of 400,000 ounces compiled by Spiteri Geological and Mining Consultants Inc. This resource estimate assumes mainly a bulk mining concept and considerably lower gold prices than at present. Lake Shore Gold has not reviewed or verified the results from the above estimate and cannot verify its validity at this time.

The 2010 drill program for the property will consist of approximately 20,000 metres and be directed mainly towards extending the Gold River East and West zones to depth and along strike. Some preliminary testing will also be carried out of selected targets such as the Kapika Zone and Thibault horizon to gain a better overall perspective of the geological model for this region. The drilling commenced on February 10, 2010 with one drill at the Gold River East Zone, with two additional drills being added by the end of February.

In addition to the drill program on the Thorne Property, Lake Shore Gold is currently planning a drill program for the 144 Zone, also obtained through a business combination with West Timmins in November 2009, which is located on the southwest extension of the same geological contact hosting mineralization at the Thunder Creek property. The most recent work at the 144 property by West Timmins in 2009 was successful in defining very similar rock types and alteration to that found near the main mineralized zones at the Thunder Creek property. Significant results from the 2009 drilling by West Timmins on the 144 Zone included 0.63 gpt over 29.00 metres, including 11.80 gpt over 0.50 metres in a sheared and altered volcanic and porphyry.

The Gold River Trend, 144 Zone, Thunder Creek and Timmins Mine all lie within 3-4 kilometres of each other, implying that significant synergies my exist in exploring, developing and operating these properties as one large-scale mining complex.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently commencing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify a reserve or resource.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Figure 1. Gold River Trend and 144 Zone

Timmins Mine Reserves:
3.4 mill tonnes @ 7.6 g/t
(812,000 oz's)
CARSCALLEN TWP
BRISTOL TWP
Mattagami River Fa
144 Property
0.63 g/t /29.0 m
Incl. 11.80 g/t/0.5m
North Porphyry
GS09-33:13.64 g/t/8.20m
GS09-35:11.15g/t/7.30m
East Zone
TH97-193: 98.3 g/t /1.2m
and 9.6g/t / 6.8m
DESTOR PORCUPINE FAULT
West Zone
GW09-54 1.03 g/t/118.2m
incl 5.72 g/t/5.0m
DENTON T
THORNELOE TWP
0 0.7 1.4 2.1 2.8
Kilometers
Thunder Creek JV
Timmins Mine
Other West Timmins Mining
PDFZ Porcupine-Destor Fault
Gold occurences